

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 3, 2009

<u>via U.S. mail and facsimile</u>

J. Douglas Frater, Principal Executive Officer
Global Green Solutions Inc.
789 West Pender Street, Suite 1010
Vancouver, British Columbia
Canada V6C 1H2

      RE: Global Green Solutions Inc.
               Form 10-K for the Fiscal Year Ended November 30, 2008
               Filed March 16, 2009
               Form 10-Q for the Fiscal Quarter Ended August 31, 2009
               Filed October 15, 2009
               File No. 000-51198

Dear Mr. Frater:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended August 31, 2009

Note 3 – Waste Biomass Fueled Steam Generation Project, page F-8

1. We note you entered into an agreement with Aera Energy for a demonstration
    unit, which will cost $7 million. We note from your disclosure on page F-9 and
    Exhibit 10.3 that Urea will contribute up to $3 million for certain research and
    development costs. We note from Section 17.3 of Exhibit 10.3 it appears your
    contract may contain multiple deliverables. Please tell us your consideration of
    EITF 00-21 and provide us your revenue recognition policy. Please also tell us
    how you are accounting for cash expenditures related to this project (i.e. expensed
    pursuant to SFAS 2).

    Furthermore, if cash expenditures are expensed as research and development or if
    you are recognizing revenue related to this project, please tell us how you
    concluded it was more appropriate to classify cash transactions related to this
    project as financing activities, rather than operating. Refer to paragraphs 21-23 of
    SFAS 95. If you conclude that cash flow classification related to this project
    should be operating please provide us with your materiality assessment as of
    August 31, 2009 so that we may assess whether a restatement would be required.
    Specifically, we note that as of August 31, 2009 operating cash flow deficit is
    overstated by 45% due to the classification of the $500,117 as financing instead of
    as operating. Refer to SAB 99 and SFAS 154 for guidance.

                                  *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested supplemental information.
Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief